You Can Now Invest in Seed

Seed At The Table <shaquinta@seedatthetable.com>
via mailchimpapp.net
Thu 3/9/2023 7:17 AM
To: Support - Seed At The Table <Support@seedatthetable.com>

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Hey Seed Family and Friends!

Since our official launch in 2021, many of you have inquired about investing in Seed. We have been very thoughtful about who we take investments from and how those funds would be allocated, if and when, we opened up our platform for outside investment. With that said, we are rolling out a campaign to "Test the Waters" via WeFunder in order to gauge interest on what the investment landscape looks like for SEED.

Click Here To Invest In SEED

We appreciate you and are committed to making sure you always have a seat at our table.

Please let us know your thoughts and or visit us at www.seedatthetable.com and @seedatthetable

Best,

Note this is NOT an official binding transaction, it's just a mechanism to allow founders to assess the appetite for investment once we publicly announce.

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Our mailing address is:

Seed At The Table LLC

2601 Victoria St #208 Elisa

Compton, CA 90220

Fwd: Seed Investor Update January 2023

Shaquinta Prince <shaquintaprince@gmail.com>
Thu 4/13/2023 1:37 PM
To: Support - Seed At The Table <Support@seedatthetable.com>

———- Forwarded message ———-
From: **Pierre Le Veaux** <pierre.leveaux2@gmail.com>
Date: Thu, Apr 13, 2023 at 11:39 AM
Subject: Fwd: Seed Investor Update January 2023
To: Shaquinta Prince <shaquintaprince@gmail.com>

———- Forwarded message ———-
From: **Pierre Le Veaux** <pierre.leveaux2@gmail.com>
Date: Fri, Jan 6, 2023 at 6:00 AM
Subject: Seed Investor Update January 2023
To: Pierre Le Veaux <pierre.leveaux2@gmail.com>

NOTE FROM CEO (1/6/2023)

Greetings Seed Investor Family -

Happy New Year! I trust all of you and your families are keeping well and healthy, and hopefully had some time over the last few weeks to create new memories, recharge your batteries, and get ready for the new year.

Since incorporation in March 2020 we've done the impossible, "creating a platform which provides marginalized entrepreneurs who are often underbanked with access to both accredited and non accredited capital while also providing everyday investors with access to quality investment deal flow".

FINANCIAL UPDATE

- We've helped launch 8 companies, helping them raise +$2mm in capital and a few have gone on to be mainstream venture ready participating in TechStars and/or raising +$1mm (we have 2 of the 150 Black women to have EVER raised $1mm)

- To date for Seed LLC we've raised $655K in two tranches of $420K and $235K to fund the business operations

- We're revenue generating having generated +$70K in gross revenue through Dec 2022

BUSINESS DEVELOPMENT/MARKETING

- Selecting a crowdfunding platform (ex: wefunder, republic, honeycomb, etc) to launch our offering to the broader community as we cannot list on our own website
- Transition from LLC to C-corp per the recommendation of our counsel given C- Corp is more favorable for venture investors and later equity share distribution

HOW YOU CAN HELP

- Leverage your networks to help us find our next CEO/President or similar title
    - Qualities we are looking for in a candidate as you think through potential candidates…
        i. Executive presence (10-15 plus years corporate experience)
        ii. Fintech, Consulting, Finance/Banking, VC experience
        iii. Ability and familiarly with Fintech to serve as advocate and drive biz dev
        iv. Community or non profit focus, interest, and experience
        v. Vast network and able to connect people from various circles
- Once formally announced (legally test the water phase) we need a lead/anchor investor for our upcoming crowdfunding raise targeted Feb 2023. This is an individual or entity who can both come in with a sizable investment but more importantly is a notable figure so they can inspire others to invest. This individual or entity typically sets/agrees to investment terms for the raise. **Pls send any names of potential fit directly to me at 562.310.0420 call or text or email at pierre.leveaux2@gmail.com.**
- Driving investors to our own upcoming crowdfunding offering. If there are any individuals in your network who've already expressed being an investor in Seed yet we weren't able to accommodate because we've closed the round pls let me know (Pierre.LeVeaux2@gmail.com) and/or list their name in this doc. https://docs.google.com/spreadsheets/d/1RQ0JIJ6msCWSaWLHMK7DgORCYRMrb8NzfKS_2ppLNIk/edit?usp=sharing
- More broadly assisting in our marketing campaign by encouraging others to be VC/Angel investors for all Seed offering companies.
- Providing education content/SME content for our education services module. Thanks to those who have already submitted content. We have an impressive slate being produced!

NOTE

Given the length of the note I placed priority items first, below are additional talking and context points. Happy to have a group call in the next week (7 days) to discuss. If interested pls email support@seedatthetable.com with suggested times/days…

- **Operational focus**: the types of equity crowdfunding deals we hope to attract, we plan to focus on more debt deals than equity, but we need more investors coming to the portal. We've also expanded our definition and demographic focus area to "diverse founders" broadly defined as opposed to solely Black and Brown founders.
- **Business priorities are in order of focus:**
    - CF issuer and investors expansion (Current Revenue)
    - Monetizing advisor to entrepreneur matching and education content (New Revenue).
        - We need to test this model then demonstrate success with examples to leverage then we can formally monetize.
- **The fundraising goal moving forward**: (Target Feb 1 kickoff) is to do a true seed round targeting $3mm with primary use of proceeds going towards hiring 2-3 full time hires (inclusive of a C-level officer to lead full time), tech/app buildout, education resources, platform/web buildout, and marketing. We plan to execute this in two tranches via equity crowdfunding ($2mm) and a reg d round thereafter from vc ($1mm).
- **Next steps in executing our CF raise for 2023 are:**
    - Selecting a crowdfunding portal to launch our offering (ex republic, wefunder, etc) as we cannot list on our own portal.
    - Transitioning from LLC to C-Corp per the recommendation of our counsel given C- Corp is more favorable for venture investors and later equity share distribution upon conversion.
    - Complete CPA review on C-Corp.
    - Securing marketing agency (Ex shoppe black) to lead raise efforts.
    - Getting our social media in order.
    - Re-papering initial investors up for the C-Corp.
    - Executing the campaign.
    - We still have FINRA unresolved but legal counsel (Thompson Hines) advised we are in a good place to move forward as they've notified FINRA.

OTHER INSIGHTS

- Our challenge and goal remains securing new issuers on the platform so that we can obtain a fee from brokering their equity crowdfunding raises however the macro environment has led to many firms in need of capital forgoing their ask.
- Over the past two years from a use of proceeds perspective we've poured aggressively into marketing (which also includes education among issuers, investors, and community) and operating the business (which includes us testing varying partnership platforms, and providers). Although the industry is still young and stagnant there has been rampant change in the number of service providers and portals which has presented challenges for all portals including our own.

- With modest success financially and tremendous success regarding our mission we have expanded the business and are now focusing on an "ecosystem" which means we are providing more services than equity crowdfunding. Over the past two years we've learned that many if not most diverse founder firms are not ready for and/or familiar with equity crowdfunding (See the education challenge). Our goal moving forward is simply to match entrepreneurs, their businesses, and individual investors with capital, resources (ex. Tech stack or board advisor), education, etc. Please see our new ecosystem video which describes our more comprehensive offering. https://drive.google.com/file/d/1gafWCSRVdz6-fEx9I0g-zh_yxukApnqK/view?usp=drivesdk
- In addition to equity crowdfunding we see another revenue driver with respect to matching advisors and entrepreneurs for a fee, and providing paid/subscription education services.
- Regarding our financials and the friends-and-family round proceeds, to date we've raised $655k in two raise tranches of $420k and $235k (the latter is held in a separate account at $185k and is inclusive of the liquidity/redemption provision for Pierre of $85k of the $235k. Note $50K went directly in the primary seed account). Below is the use of proceeds for the capital as of May 2022. Not included is capital recently used to pay our legal counsel Thomson Hine ($40k) for their guidance with Finra, headcount since then (ex Shaquinta), and both operational and marketing expenses.


Deposits
Revenue
Deposits Total
Expenses
Debit
Partner Acq
Client Acq
Admin
Marketing
Platform Build
Credit Card
Expenses Total
Cash



Again, thank you for your partnership and always happy to hop on a call. We are truly making History!

Best,
Pierre
562.310.0420
Pierre.LeVeaux@gmail.com

_
Thank you,

Shaquinta Prince
Mobile: (323) 219-8894

Black Owned Crowdfundi... make Capital Access Easi...

SHOPPE BLACK <info@shop...



"Our focus is to ensure diverse founders have a place to transact and that investors from all walks of life have an opportunity to support marginalized founders while also gaining access to best-of-breed ideas and resources. We are truly a family sitting around a dinner table exchanging ideas and opportunities."

Read More HERE

Investing in Inclusivity: Join SEED AT THE TABLE's Crowdfunding Movement

SHOPPE BLACK <info@shoppeblack.us>
via amazonses.com
Wed 4/5/2023 2:54 PM
To: Support - Seed At The Table <Support@seedatthetable.com>

Seed At The Table: Empowering Diverse Founders & Investors


SEED
Investing in Community
Made Easy
Seed At The Table
Invest Today

Seed At The Table was established to address the lack of community crowdfunding platforms that cater to businesses with diverse founders.

Over the years, the company has launched 10 fundraising campaigns which were all successful, generating over $1.8M in equity funding from more than 350 angel investors.

With its extensive connections in the financial sector, Seed At The Table is now broadening its services to equip companies with the necessary knowledge and tools to succeed in the modern business landscape.

The platform is prepared to expand by onboarding twice as many businesses as it currently has, while also working towards creating and monetizing a comprehensive set of educational resources for its users.


SEED
Seed At The Table connects diverse entrepreneurs to both accredited* and non-accredited investors** for equity and debt capital raises.
We provide an ecosystem of capital, network, knowledge and resources for diverse entrepreneurs.

With 12 days left until their **fundraising campaign** officially begins, you have the opportunity to invest before the general public.

Early investors have a better shot at getting early bird perks, which can include better financial terms.

Investing now can also help the company raise money faster.

HOW IT WORKS

Companies come to SEED to raise debt or equity capital and individuals come to invest in viable businesses for which they are often consumers and champions.

Many companies need help beyond crowdfunding, and many investors need help beyond investing; therefore, leveraging our robust network, SEED is able to match those in need with the appropriate resources while taking a brokerage fee as revenue.

USE of FUNDS

SEED's goal is to continue to drive growth in both services and reach by investing in Technology, Marketing, People and Legal so they can continue to serve as the primary resource destination for entrepreneurs and investors.

SEED is poised to be an industry leader with a unique focus on minority owned businesses in this rapidly growing space.

With the rise in the costs of traditional loans, more pre-revenue companies are looking for new avenues to raise capital to scale and grow their businesses.

The US crowdfunding market is currently an estimated $[illegible] with an anticipated [illegible] annual growth rate. [illegible] of US businesses are minority owned, with [illegible] in untapped issuer potential.

At the same time, the fastest growing consumer group in the United States is the multicultural market. According to recent data, the multicultural market is projected to represent over half of the U.S. population by 2044 and will have significant purchasing power, with projected spending of over [illegible] by 2025.

THE TEAM

SEED is poised to be an industry leader with a unique focus on minority owned businesses in this rapidly growing space.

With the rise in the costs of traditional loans, more pre-revenue companies are looking for new avenues to raise capital to scale and grow their businesses.

The US crowdfunding market is currently an estimated $[illegible] with an anticipated [illegible] annual growth rate. [illegible] of US businesses are minority owned, with [illegible] in untapped issuer potential.

At the same time, the fastest growing consumer group in the United States is the multicultural market. According to recent data, the multicultural market is projected to represent over half of the U.S. population by 2044 and will have significant purchasing power, with projected spending of over [illegible] by 2025.

THE TEAM

SEED is poised to be an industry leader with a unique focus on minority owned businesses in this rapidly growing space.

With the rise in the costs of traditional loans, more pre-revenue companies are looking for new avenues to raise capital to scale and grow their businesses.

The US crowdfunding market is currently an estimated $[illegible] with an anticipated [illegible] annual growth rate. [illegible] of US businesses are minority owned, with [illegible] in untapped issuer potential.

At the same time, the fastest growing consumer group in the United States is the multicultural market. According to recent data, the multicultural market is projected to represent over half of the U.S. population by 2044 and will have significant purchasing power, with projected spending of over [illegible] by 2025.

THE TEAM

portfolio diligence and financial engineering, while their Head of Technology has built systems that have gone on to have mergers & acquisitions exits.

Their Head of Legal background sits perfectly at the intersection of finance, regulatory engagement and community, while their Head of Marketing has driven growth for some of the most notable brands ranging from fortune 100 to emerging companies that have later grown to behemoths.

Lastly, their Heads of Issuer Marketing and Onboarding both have experience helping businesses navigate operational challenges and inventing growth hacks. All of the founding team members have a firm commitment to providing access to capital and resources.

SEED INVESTORS

To date, SEED has raised $455K from notable accredited investors & VC's, including Baron Davis, Anthony Tolliver and others.

portfolio diligence and financial engineering, while their Head of Technology has built systems that have gone on to have mergers & acquisitions exits.

Their Head of Legal background sits perfectly at the intersection of finance, regulatory engagement and community, while their Head of Marketing has driven growth for some of the most notable brands ranging from fortune 100 to emerging companies that have later grown to behemoths.

Lastly, their Heads of Issuer Marketing and Onboarding both have experience helping businesses navigate operational challenges and inventing growth hacks. All of the founding team members have a firm commitment to providing access to capital and resources.

SEED INVESTORS

To date, SEED has raised $455K from notable accredited investors & VC's, including Baron Davis, Anthony Tolliver and others.

portfolio diligence and financial engineering, while their Head of Technology has built systems that have gone on to have mergers & acquisitions exits.

Their Head of Legal background sits perfectly at the intersection of finance, regulatory engagement and community, while their Head of Marketing has driven growth for some of the most notable brands ranging from fortune 100 to emerging companies that have later grown to behemoths.

Lastly, their Heads of Issuer Marketing and Onboarding both have experience helping businesses navigate operational challenges and inventing growth hacks. All of the founding team members have a firm commitment to providing access to capital and resources.

SEED INVESTORS

To date, SEED has raised $455K from notable accredited investors & VC's, including Baron Davis, Anthony Tolliver and others.



What issuers say about us



Rebekah Borucki

Founder & President

"Bringing our community to SATT was easy because we knew they would take care of our investors and treat them with respect, regardless of the size of their contribution. Row House ended our round at 150% of our initial goal, helping us to reach a crowdfunding raise of nearly $1.2 million in less than 11 months, a monumental achievement. That number helped to get us national on-air and print press and keynote speaking spots for our leadership at important industry conferences.

The ripple effects of working with Seed at the Table are still being felt. I'm positive that our partnership was critical to our early successes and the inevitable growth that lies ahead."

Row House Publishing raised $820K on Seed At The Table



Join us in our mission to create positive change!

Click below to invest and help us make a real impact in our community.

Pierre Le Veaux - Founder and Head of Growth

@ Seed At The Table

CLICK HERE TO INVEST

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